GS VALET, INC
4315 Lemac Drive
Houston, Texas 77096

May 28, 2013

Heather Clark
Staff Accountant
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	GS Valet, Inc. Item 4.01 Form 8-K Filed May 13, 2013 File No. 333-182629

Dear Mr. Shuman:

On behalf of GS Valet, Inc. (the “Company”), we submit the following responses to the comments set forth in the SEC’s staff (the “Staff”) letter dated May 16, 2013 (the “Comment Letter”) regarding the Company’s Current Report on Form 8-K (the “8-K”). The comment from the Comment Letter is included below. The Company’s response follows the Staff’s comment.

1.
Please amend your Form 8-K to clarify the statement in the first paragraph that PM has audited your most recent financial statement, December 31, 2012 with the statement under 1(b). that PM audited your most recent fiscal year ended September 30, 2012.

RESPONSE:	We have revised the 8-K to clarify that PM has audited our most recent financial statement for the fiscal year ended September 30, 2012.

The Staff requested that the Company provide the following representations in its response to the Staff comments. In connection with the 8-K, the Company acknowledges that: (i) the Company is responsible for the adequacy and accuracy of the disclosure in the 8-K; (ii) Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the 8-K; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Very truly yours, GS VALET, INC.

/s/ Neil Scheckter
Neil Scheckter Chief Executive Officer